Southern Markets Update September 2015 Exhibit 99.7

PAGE
DISCLAIMER
FORWARD-LOOKING STATEMENTS
This Investor Presentation contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•
statements about the company’s future performance;
•
projections of the company’s results of operations or financial condition;
•
statements
regarding
the
company’s
plans,
objectives
or
goals,
including
those
relating
to
strategies,
initiatives,
competition,
acquisitions,
dispositions
and/or
its
products;
•
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
•
expectations
concerning
the
costs
associated
with
the
significant
capital
expenditure
projects
at
any
of
the
company’s
plants
and
future
plans
with
respect
to
any
such
projects;
•
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•
expectations concerning dividend payments and share buy-backs;
•
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•
statements regarding tax liabilities and related audits, reviews and proceedings;
•
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•
expectations concerning indemnification obligations;
•
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
•
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
•
statements
about
economic
conditions,
such
as
changes
in
the
US
economic
or
housing
recovery
or
changes
in
the
market
conditions
in
the
Asia
Pacific
region,
the
levels
of
new
home
construction
and
home
renovations,
unemployment
levels,
changes
in
consumer
income,
changes
or
stability
in
housing
values,
the
availability
of
mortgages
and
other
financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

PAGE
DISCLAIMER (continued)
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,”
“outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions,
they,
by
their
very
nature,
involve
inherent
risks
and
uncertainties,
many
of
which
are
unforeseeable
and
beyond
the
company’s
control.
Such
known
and
unknown
risks,
uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and
Exchange Commission on 21 May 2015, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements
as
an
asbestos
liability;
governmental
loan
facility
to
AICF;
compliance
with
and
changes
in
tax
laws
and
treatments;
competition
and
product
pricing
in
the
markets
in
which
the
company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from the Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel;
inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

PAGE AGENDA • South Division Review • Growth / PDG Initiatives • Marketing & Customer Experience • Interiors 4

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SOUTH DIVISION AT A GLANCE

Quick Facts
Manufacturing Employees: ~640
Sales Employees:  ~100
FY15 Volume:  ~970 mmsf
FY15 Revenue:  $754M
~60% of North American Volume
~80% Exteriors vs Interiors
~85% Single Family vs Multi Family

PAGE SOUTH MANUFACTURING & RELOAD NETWORK HZ10 Manufacturing Facility ColorPlus ® Products Facility VMI Distribution Center Big Box Distribution Center 6

PAGE
KEYS TO OPERATIONAL STRATEGY
•
Safety
•
Customer service delivery
•
Capacity ahead of demand
•
Network redundancy
•
Labor efficiency and operational
excellence
SOUTH DIVISION MANUFACTURING
PLANT
KEY CAPABILITIES
Fontana, CA
Sheet Machines:  4’ wide, 5’ wide
Low Density
Production
Primary products:
Panel, Backer
Key
Imports:
Trim,
Heritage®,
Artisan®
and
ColorPlus®
Products
Plant City, FL
Sheet
Machines:  4’ wide, 5’ wide
Primary Products: Panel, Plank, Trim
Key Imports:  Backer, Heritage®, Artisan®,
Vented Soffit and ColorPlus®
Products
Cleburne, TX
Sheet
Machines: 5’ wide
Low Density Production
Single Sourced Capacity:
HLD Trim
Primary products: Trim, Backer, Plank
Key Imports:  Heritage®
& Artisan®
Waxahachie, TX
Sheet Machines:  4’ wide
and 5’ wide
Primary
products: Panel, Plank, Soffit
Key Imports:  Backer,
Heritage®, Artisan®

PAGE GROWTH AGAINST WOOD - TRIM TRIM ATTACHMENT TO SIDING CONTINUES TO BE A CORE FOCUS AND GROWTH DRIVER FOR THE SOUTH DIVISION 8

PAGE GROWTH AGAINST WOOD – NEW TRIM PRODUCTS We have expanded our new trim technologies across numerous markets to increase the size of the addressable market for trim. 9 Mouldings 1x2 Foam-Back Trim

PAGE
GROWTH
AGAINST
WOOD
-
CAROLINAS
TRIM
TRANSITION
In Q3 FY16 the Carolinas market will transition to a new technology trim finished in our Plant City, FL facility, which enables:
-
Better Product
-
No Back-Grooves
-
Installs Easier
-
Improved Service Position
-
Better Capacity Utilization

PAGE
GROWTH
AGAINST
WOOD
–
ARTISAN
V
RUSTIC

Artisan
V
Rustic
was
launched
into
the
California
market
in
2014,
providing
key
learning
&
development
in
manufacturing
and
in
how
to
market
to
fragmented
“Top
of
Market”
customers.

PAGE CONTRACTOR ALLIANCE PROGRAM A successful launch of the RR Contractor Alliance Program has resulted in more contractors, more sold jobs, and higher engagement in the program. 12

PAGE
GROWTH
AGAINST
VINYL
–
AMBASSADOR
PROGRAM
The
Ambassador
Program
has
expanded
into
new
geographies
and
we
have
leveraged
our
leads
to
acquire
new
contractor
partners.

# Participating Contractors
Ambassador Generated Leads

PAGE
Growth Against Fiber Cement and Chip Board
Our multi-brand strategy remains key to providing the right
products to the right customers.

In
FY15
we
increased
investments
in
promoting
our
product
performance
advantages
over
generic
fiber
cement
and
chip
board.

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FRAGMENTED CUSTOMER MARKETING
Investments in inside sales and customer
aggregation events (mobile tours) have yielded:
-
Increased lead generation in fragmented markets
-
Improved customer experiences
-
Increased sales / conversions

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100% HARDIE
The 100% Hardie Program offers concierge-style marketing
services to builders who utilize a full-wrap product solution.

Services include:
-
Welcome kits
-
Co-branded model home marketing
tools
-
PR Announcements
-
Advertising –
Web / Print / Billboard
-
Parade of Homes support
-
Video Production
-
Customized Offerings

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CUSTOMER EXPERIENCE
Our annual survey of customer experience across our
distribution channel showed strong progress in almost all areas, especially in areas weighted most important by customers.

FY14
FY15
YOY
FY14
FY15
YOY
Product Quality
4.3
4.6
0.3
On Time & Complete Delivery
3.7
4.1
0.4
Financial Return
2.8
3.3
0.5
Product Quality
4.1
4.4
0.3
Trust-Based Relationship
3.2
3.6
0.4
Product Availability
3.5
4.1
0.7
On Time & Complete Delivery
3.2
3.8
0.7
Responsiveness
3.6
3.9
0.4
Product Availability
3.2
4.1
0.9
Trust-Based Relationship
3.4
3.7
0.4
Responsiveness
3.3
3.7
0.4
Ease of Doing Business
3.3
3.8
0.5
Ease of Doing Business
2.8
3.5
0.7
Financial Return
3.1
3.5
0.5
Cost of Doing Business
2.8
3.4
0.6
Lead Times
3.5
4.0
0.5
Growth
3.8
3.9
0.1
Cost of Doing Business
3.3
3.6
0.3
Dealer
Distributor
FY14
FY15
YOY
FY14
FY15
YOY
Product Quality
4.3
4.6
0.3
On Time & Complete Delivery
3.7
4.1
0.4
Financial Return
2.8
3.3
0.5
Product Quality
4.1
4.4
0.3
Trust-Based Relationship
3.2
3.6
0.4
Product Availability
3.5
4.1
0.7
On Time & Complete Delivery
3.2
3.8
0.7
Responsiveness
3.6
3.9
0.4
Product Availability
3.2
4.1
0.9
Trust-Based Relationship
3.4
3.7
0.4
Responsiveness
3.3
3.7
0.4
Ease of Doing Business
3.3
3.8
0.5
Ease of Doing Business
2.8
3.5
0.7
Financial Return
3.1
3.5
0.5
Cost of Doing Business
2.8
3.4
0.6
Lead Times
3.5
4.0
0.5
Growth
3.8
3.9
0.1
Cost of Doing Business
3.3
3.6
0.3
Dealer
Distributor

PAGE MARKETING Our new website (launched Nov 2014) and more aggressive digital marketing has driven improvement in our digital presence. 18

PAGE MARKETING 19

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MARKETING –
CAMPAIGN EXAMPLE
To raise awareness of James Hardie’s
performance advantage in
high-wind markets, a multi-media marketing campaign was launched.

Tactics
-
Direct Sales Education &
Promotion
-
TV –
Ads & Consumer
Interest Stories
-
Customer E-Communication
-
3
rd
Party Sponsorships
-
PR
-
Digital Advertising
-
Print Advertising

PAGE INTERIORS • Market Overview • JH Value Proposition and Market Position • Execution and Results 21

PAGE
MARKET OVERVIEW

Total Tile Sales = 2,400 mmsf
Total Performance
Underlayment
Opportunity
Opportunity = Tile volume less applications that
do not require an underlayment:
•
Direct to concrete
•
Greenboard/non-wet area walls
•
Mortar

PAGE MESSAGING STRATEGY: THE THREE PILLARS 24

PAGE Made Better Formulation How It’s Made Benefits 25

PAGE INSTALLS BETTER Cutting Nails and Screws Floor vs. Wall 26

PAGE PERFORMS BETTER Moisture resistance Mold resistance Tile adhesion Protects the tile and the work 27

PAGE IMPROVED ORGANIZATIONAL EXECUTION The organization has been designed and staffed to deliver on our retail selling approach Relationship Education Position Inventory Conversion R E P I C 28

PAGE
•
Enhanced segmentation for rep direction “Where to go, What to do”
•
Focus on:
–
Conversions in “Contractor” stores
–
Retail fundamentals in “Retail” stores
RETAIL STORE SEGMENTATION

High (200 spd)
1
2
3
4
Medium (32spd)
Consolidated
Fragmented
80 spd
Conctractors
Identify / Convert
Conctractor
Identify / Convert
Positioning
Gains / Optimize
BM / Flooring
positioning
Gains / Optimize
BM / Flooring
Repeat Customers buying backerboard
Positioning
Gains / Optimize
BM / Flooring
Conctractors
Aisle Converts
positioning
Gains / Optimize
Flooring / BM
contractors
Identify / Convert

PAGE
Conversions (MMSF)
Average Rep Tenure (Years)
Rep Tenure And Conversions
FY16TD
FY15TD
•
Creation of dedicated interiors career path driving tenure
•
Higher tenured reps delivering more conversions
SALES ORGANIZATION
+32%
+28%

PAGE NATIONAL BACKER RETAIL POS RESULTS Current Year Previous Year +7% North Texas District Market Share FY 16 FY 15 31

PAGE
SUMMARY
•
Manufacturing performing well and new capital
investments starting to return value
•
Continue to invest in growth initiatives
–
Product line extensions to increase available market
–
Funding PDG projects and programs
–
Improvements in customer outreach and experience
•
Interiors positioning and performance improving

PAGE QUESTIONS 33